August 29, 2008
VIA EDGAR (“corresp”)
Mr. Lyn Shenk
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Mail Stop 3561
Washington, DC 20549-3561

Re:	UAL Corporation United Air Lines, Inc. Form 10-K: For the year ended December 31, 2007 Form 10-Q: For the quarterly period ended June 30, 2008 Commission file numbers: 001-06033; 001-11355
Dear Mr. Shenk:
This letter responds to the Staff’s comments concerning the UAL Corporation (“UAL”) and United Air Lines, Inc. (“United”) Form 10-K for the year ended December 31, 2007 (the “2007 Annual Report”) and Form 10-Q for the quarter ended June 30, 2008 (the “2008 Quarterly Report”) as set forth in the Staff’s letter dated August 19, 2008. We are submitting this letter on behalf of UAL and United, and the terms “we,” “us,” “our” and the “Company” in the following responses refer to both UAL and United. As UAL consolidates United for financial statement purposes, references to the activities of United also apply to UAL. For your convenience, the Staff’s comment is repeated below in bold, with our response to the comment set forth immediately thereafter.
Form 10-K: For the year ended December 31, 2007
Item 1. Business, page 7
1.	In light of the increase in the percentage of forecasted fuel consumption that is being hedged, and thus its impact on fuel costs, please consider revising the table presented on page 7 to present the separate components that comprise total fuel costs (such as gross fuel costs and hedge-related offsets). Also revise the information presented in Selected Financial Data section to present these components.

Our hedge-related gains and losses are disclosed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Operating Expenses” (page 43) and Note 14, “Financial Instruments and Risk Management” (page 125) of the audited financial statements in the 2007 Annual Report. We did not include these hedging results in our tabular presentation of fuel costs on page 7 of the 2007 Annual Report, because hedging gains/losses have represented an insignificant portion of mainline fuel expense, as shown below:

(in millions)	2007	2006
Gross mainline fuel expense	$5,086	$4,798
(Less)add: Hedging (gains) losses	(83)	26

Reported mainline fuel cost	$5,003	$4,824

Hedging (gains) losses as % of gross mainline fuel expense	(2)%	1%
The Company has increased its hedging activity during 2008 in response to the rising cost of fuel.

In future Form 10-K filings, we will present fuel hedge gains/losses as a line item in our fuel table in “Item 1. Business” and in the “Selected Financial Data”. We will also present fuel hedge gains/losses as a line item in our tabular presentation of fuel expense in our discussion of results of operations in “Management’s Discussion and Analysis” in our future 10-Q and 10-K filings.
Item 6. Selected Financial Data, page 30
2.	We note the use of several industry operating statistics in your table of selected financial data. Please expand the notes to define revenue passenger miles, available seat miles, and passenger load factor.

In future Form 10-K filings we will include the following definitions in the notes to the Selected Financial Data:
•	Revenue passenger miles (“RPMs”) are the number of scheduled miles flown by revenue passengers.

•	Available seat miles (“ASMs”) are the number of seats available for passengers multiplied by the number of scheduled miles those seats are flown.

•	Passenger load factor is derived by dividing RPMs by ASMs.
Management’s Discussion and Analysis, page 31
Results of Operations
3.	Given that the $246 million benefit from your change to your mileage expiration policy was approximately 35 percent of pre-tax earnings for 2007, we believe you should have given this factor significant prominence in your results of operations disclosures. Therefore, please revise future disclosures accordingly.

We agree that the benefit from the change to our mileage expiration policy was significant and therefore we disclosed this benefit in our 2007 Annual Report in several places including:

Page number	Section	Sub-section
3	Item 1. Business	N/A
34	Item 7. Management’s Discussion & Analysis of Financial Condition and Results of Operations (“MD&A”)	Financial Results
40	MD&A	Results of Operations — Operating Revenues
57	MD&A	Critical Accounting Policies
92	Item 8. Financial Statements and Supplementary Data	Note 2(h) — Summary of Significant Accounting Policies-Mileage Plus Awards
135	Item 8. Financial Statements and Supplementary Data	Note 23 — UAL Selected Quarterly Financial Data (Unaudited)
In future 10-Q and 10-K filings, we will enhance our results of operations disclosures by presenting a tabular or other presentation format and discussion that will more prominently identify the impact of this change on our results of operations for 2007.
Liquidity and Capital Resources
Capital Commitments and Off-Balance Sheet Arrangements
4.	We note your discussion on page 3 of a new international premium travel experience featuring 97 international aircraft that will be refitted with premium seating and other product enhancements. There is no discussion within your capital commitments section on page 53 regarding the anticipated resources required for this product and there was no mention in your latest Form 10-Q filed on July 24th on the status of this project in light of the restructuring of your operations. Please tell us whether you still plan to pursue this service and if so, discuss the capital requirements necessary to implement this program and how you will meet them.

The Company’s capital commitments for the international premium travel experience product enhancements are included within the line item “Capital spending commitments” in the contractual obligations table on page 53 of the 2007 Annual Report. Our recently announced operational plans, as described in the 2008 Quarterly Report, have not had a significant impact on our international product upgrade capital commitments, because 94 of the 100 aircraft, which are planned to be retired early, are used in our domestic operations and therefore are not scheduled for this equipment upgrade. The Company’s planned capacity reductions are expected to decrease the total number of aircraft to be upgraded from the initial plan of 97 aircraft to 91 aircraft.

As of June 30, 2008, the Company had completed upgrades on six aircraft and had remaining capital commitments to complete international product enhancements on 85 international aircraft through 2010. The Company plans to meet these required capital commitments by utilizing any or a combination of the following: existing cash, which was $2.9 billion at June 30, 2008, cash generated from operations and future financings.
In our next Form 10-Q filing, we will provide additional disclosure regarding our program to upgrade our international premium travel product. Specifically, we will disclose that the scope of the project has been reduced by six aircraft, and we will disclose the number of remaining aircraft to be completed at the time of the filing. In our next Form 10-K filing, we will disclose that our capital commitments for the international premium travel experience product enhancements are included within the line item “Capital spending commitments” in the contractual obligations table, and we will disclose the source of funds that will be used for these commitments.
Statements of Consolidated Cash Flows, page 72
5.	We note that your restricted cash included amounts used as security for workers’ compensation obligations, security deposits for airport leases, and reserves with institutions that process your credit card ticket sales. Paragraph 14 of SFAS 95 requires cash receipts and payments to be classified based on whether they result from investing, financing, or operating activities. Therefore, restrictions on cash should not automatically result in presentation outside of the operating activities section of the cash flow statement, unless the cash flow actually results from an investing or financing activity as described in SFAS 95. It appears that both the receipts and payments of the restricted cash related to security for workers’ compensation obligations, security deposits for airport leases, and reserves with institutions that process your credit card ticket sales result from operating activities. Therefore, it appears theses receipts and payments should be classified as operating activities in your statements of cash flows rather than as financing activities. Please revise as appropriate.

The Company believes that our interest-bearing restricted cash deposits are properly presented as investing activities as described below.

SFAS 95 describes operating, investing and financing cash flows as follows:
•	Operating activities — paragraph 21 states: “Operating activities include all transactions and other events that are not defined as investing or financing activities in paragraphs 15-20. Operating activities generally involve producing and delivering goods and providing services. Cash flows from operating activities are generally the cash effects of transactions and other events that enter into the determination of net income.”

•	Investing activities — paragraph 15 states: “Investing activities include making and collecting loans and acquiring and disposing of debt or equity instruments and property, plant, and equipment and other productive assets, that is, assets held for or used in the production of goods or services by the enterprise (other than materials that are part of the enterprise’s inventory). Investing activities exclude acquiring and disposing of certain loans or other debt or equity instruments that are acquired specifically for resale, as discussed in Statement 102.”

•	Financing activities — paragraph 18 states: “Financing activities include obtaining resources from owners and providing them with a return on, and a return of, their investment; receiving restricted resources that by donor stipulation must be used for long-term purposes; borrowing money and repaying amounts borrowed, or otherwise settling the obligation; and obtaining and paying for other resources obtained from creditors on long-term credit.”
The Company views its restricted cash as an investment, as the Company is contractually limited from withdrawing funds from these deposits except upon meeting specified conditions in the related agreements. Accordingly, the Company’s restricted cash balances are the equivalent of an investment whose return of principal requires the satisfaction of conditions, rather than a mere withdrawal demand. Changes in balances of restricted cash deposit accounts are therefore presented as investing activities in the statement of cash flows, whereas withdrawals of interest earned on restricted cash deposits represent the creation or return of an investment and are therefore presented as operating activities in the statement of cash flows. The Company’s rationale for its statement of cash flow classifications of these deposits is described further below.

Credit Card Processor Agreement
Two distinct types of cash flows arise from our agreement with our largest credit card processor. Our customers make purchases using their credit cards, thereby creating receivables from the credit card processors. The Company’s cash flows related to the daily sale of tickets using credit card arrangements is not restricted upon receipt from the customer. We deposit these receipts into unrestricted cash accounts. Our daily receipt of these credit card payments represents settlement of the complete receivable due to the Company by the credit card processor. These cash receipts are properly classified as operating activities in accordance with SFAS 95 as the cash receipts arise from collections of accounts receivable related to the sale of air transportation.

In addition, our largest credit card processor agreement requires us to make deposits into a separate, interest-bearing restricted cash account. These deposits are required as collateral for tickets that have been purchased and paid for, but for which travel has not yet occurred. The restricted cash deposit is separately calculated monthly based upon changes in the value of unused tickets and certain financial metrics required by our credit card processing agreement. The restricted cash deposit is increased or decreased each month based upon this determination. The increase or decrease in restricted cash is made via a separate and distinct cash transaction. Changes in these restricted cash balances are presented as investing activities, because the funds are not associated with the daily settlement of customer receivable transactions.

Workers’ Compensation Deposits
Restricted cash deposits are primarily required by governmental entities and are separate and distinct transactions from the Company’s routine operating payments for workers’ compensation obligations. These third parties require the Company to deposit cash collateral into interest-bearing deposit accounts, which is accessed only in the event the Company does not meet its workers’ compensation obligations from its unrestricted cash. Changes in these restricted cash balances are presented as investing activities, because the funds cannot be used for the payment of operating obligations. Changes in our workers’ compensation liabilities resulting from current payments and accruals are presented as operating cash flows under SFAS 95.

Airport Leases
The amount of restricted cash deposits for airport leases is less than $1 million. The conditions under which these deposits are maintained, and the classification of changes in these restricted deposits as an investing activity in the cash flow statement, is due to reasons similar to those cited for credit card and workers’ compensation deposits.
Note 2: Summary of Significant Accounting Policies, page 90
(d) Airline Revenues
6.	Please explain to us the nature of the system processing errors that impact revenue, the materiality of these amounts, and what consideration was given to these errors when assessing your internal controls.

Tickets are generally purchased in advance of the travel date. Therefore, at the point of sale, the Company records cash or a receivable and an air traffic liability (“ATL”) for the Company’s obligation to provide future travel. At the time of customer travel, the Company reduces the ATL and recognizes revenue if such travel is completed on United. This is a highly automated process. However, for a very small percentage of tickets redeemed for travel on United, revenue and the ATL are not automatically updated at the time of travel due to various types of processing errors or other factors.

As discussed in Chapter Three, Marketing, Selling and Providing Transportation, of the Exposure Draft — Proposed Audit and Accounting Guide — Airlines (the “Proposed Airline Audit Guide”) issued by the American Institute of Certified Public Accountants Accounting Standards Executive Committee, adjustments to the ATL are frequently necessary. Common adjustments to the ATL result from partially used tickets, invalid nonrefundable tickets, pricing errors, computer processing errors, and so forth (paragraph 3.66). Examples of some common processing errors for which United adjusts its ATL include the following:
•	ticket agents incorrectly not entering all coupons on a ticket exchange when the exchange transaction is processed and recorded in our systems;

•	inadequate itinerary data available in the systems when a ticket sales value is allocated to individual flight coupons, resulting in the ticket price being allocated to more segments than the passenger plans to fly; and

•	incorrect data entry of a ticket or coupon number for a paper ticket, preventing automated recognition of revenue for some portion of the service provided.

During 2007, the Company recorded estimated passenger revenue of approximately $450 million, or approximately 2% of total revenue, for estimated tickets that were used, but not automatically processed as used by our systems due to these kinds of errors. The estimate recorded is based on multiple years of reliable historical information about the incidence of these errors, and the annual error rate does not vary significantly from year to year. Additionally, we reconcile our estimates of revenue recorded for processing errors to actual expired ticket activity when related tickets become invalid after one year, and the estimates have proven to be very reliable.

We developed the estimation process described above and control activities surrounding the estimation process to address the risk associated with over or understating revenue resulting from estimating the revenue impact of transaction processing errors. We regularly monitor the accuracy and reasonableness of our estimation process and adjust our estimates appropriately. The Company evaluates these processes as part of its annual internal control self-assessments and has concluded that the related controls are operating effectively.

7.	We note you wait to record your passenger ticket sales and tickets sold by other airlines for use on United as operating revenue when the transportation is provided or when the ticket expires, but you record an estimate of miscellaneous charge orders (MCOs) that will not be exchanged or refunded as revenue in advance of their use or expiration (ratably over the validity period). Please tell us your basis for recognizing revenue related these sources of revenues differently.

The Company believes it is appropriate to apply differing revenue recognition policies for “expiration” on ticket sales and MCOs. The unused ticket liability and the unused MCO liability aggregate into “Advance ticket sales” on the statement of financial position; however, the Company deems it most appropriate to develop a specific expiration revenue recognition methodology for each type of transaction. Management views tickets and MCOs as separate homogenous transaction pools and the methodology applied to each transaction type is based on the differing characteristics of each. Tickets and MCOs both expire after one year from date of issue.

Recognition of Revenue from Expiration of Tickets
A ticket purchase requires an individual to buy the ticket for an itinerary on a particular date and flight. Thus, a customer makes specific travel plans prior to purchasing a ticket and typically intends to complete the travel as ticketed. If the ticket is refundable, the customer may cancel his or her travel plans and request a refund of the ticket price, thereby extinguishing the balance sheet liability and the Company’s obligation to provide the customer with future air transportation. Less than 1% of ticket sales expire due to the one-year expiration period. This excludes non-refundable tickets that are recorded as revenue at the time the ticketed travel date passes if the customer has not contacted the Company to change the itinerary, which is consistent with the accounting guidance noted in the Proposed Airline Audit Guide.

Recognition of Revenue from Expiration of MCOs
Paragraphs 3.79 and 3.80 of the Proposed Airline Audit Guide provide an overview of MCOs (travel vouchers) and indicate that airlines should record breakage related to travel vouchers in accordance with their established policy.

An MCO is a document that can be used for future travel on United. Although MCOs have several uses, management views all MCOs as comprising one homogenous pool due to the similarity of the process to issue and utilize them. The Company uses MCOs to provide denied boarding compensation for passengers who are voluntarily or involuntarily removed from their ticketed flight, as well as to provide customers with any remaining ticket value after a ticket exchange, and to provide a stored value for consumers to use in the future.

Approximately 16% of MCOs are not used within one year, and therefore expire. MCOs have a significantly higher expiration rate, as compared to less than 1% for actual tickets, for a variety of reasons including, but not limited to:
•	Unlike tickets, when an MCO is purchased or issued the customer is not required to specify the date or destination of travel.

•	The customer receiving the MCO has not initiated travel plans, and he or she must do so within one year.

•	The customer may not want to incur the additional costs required to utilize the MCO (i.e., tickets required for family members, hotels, meals, etc.).

•	The customer may not have free time to travel, or may not be planning to travel to destinations served by United within the validity period.
The Company considered three acceptable methods to recognize revenue from expiration of MCOs. From among these methods, the Company has chosen to use the second method described below.
1.	Record revenue at expiration in accordance with paragraph 16 of Financial Accounting Standards Board (“FASB”) Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (“SFAS 140”).

Although this is an appropriate method of accounting, the Company elected to apply the “gift card” approach as discussed below.

2.	Record revenue ratably in proportion to redemptions (referred to as the “homogeneous pool” or “gift card” method as discussed in an SEC staff speech at the 2005 AICPA Conference on Current SEC and PCAOB Developments).

We believe recognizing breakage revenue ratably over the one year redemption period following guidance per the SEC staff speech is an appropriate method, and is the method used by the Company. Based on question seven of SEC Staff Accounting Bulletin 101, Revenue Recognition in Financial Statements, we also believe it is a remote likelihood that a material adjustment to revenue would result from this estimate, as the expiration of MCOs can be reliably estimated using historical data. By recognizing the revenue ratably over the redemption period, this accounting best reflects the fact that in each reporting period a certain percentage of MCOs will not be utilized as consumers decide not to redeem them. Ratable recognition does not result in materially different revenue recognition than the actual redemption pattern.

3.	Record revenue at the time the MCO is issued.

The method to record revenue for MCO breakage at the issuance date is applied as an industry practice and is one of the accounting options discussed in the Proposed Airline Audit Guide.
Due to the differing customer intents with respect to tickets and MCOs at the time of their issuance and the historical expiration rates being substantially different between the two transaction types, the Company believes it is appropriate to apply transaction-specific revenue recognition policies for the expiration of tickets and MCOs. Breakage revenue from MCOs that were estimated to expire in future periods was approximately $40 million for the year ended December 31, 2007.

8.	Please revise to disclose your revenue recognition policy for miles sold to third parties, such as credit card companies. In your disclosure, please discuss whether you use the residual value method to allocate revenue and, if so, how the fair value of the transportation element is determined. Also, please disclose the portion of each period’s miles sales that are recognized immediately and the portion that were deferred, and the gross amounts of miles sales proceeds in each period.

Although Emerging Issues Task Force Issue No. 00-21, Revenue Arrangements with Multiple Deliverables (“00-21”) excluded from its scope the accounting for loyalty programs, the Company analogized to the residual method described in 00-21 to develop its accounting policy. The residual method applied by the Company results in separate revenue recognition for the air transportation and marketing-related elements of the miles sold.

In our future Form 10-K filings we will provide the following additional information as part of our revenue recognition policy.

Co-branded Credit Card Agreement
The Company has an agreement with its co-branded credit card partner that requires our partner to purchase miles in advance of when miles are awarded to the co-branded partner’s cardholders (referred to as “pre-purchased miles”). These sales are initially entirely deferred when paid to United in our statement of financial position as “Advanced purchase of miles” separate from the “Mileage Plus deferred revenue” line item.

Subsequently, when our credit card partner awards pre-purchased miles to its cardholders, we transfer the related obligation for the awarded miles out of the line item “Advanced purchase of miles” using the residual method described below. This results in recording of the air transportation element as “Mileage Plus deferred revenue” at estimated fair value, and the residual marketing element as “Other operating revenue” in the period those miles are awarded. The deferred revenue portion is then subsequently recognized as passenger revenue when transportation is provided in exchange for the miles awarded.

Air Transportation Element. The Company defers the portion of the sales proceeds that represents the estimated fair value of the air transportation and recognizes that amount as revenue when transportation is provided. The fair value of the air transportation component is determined based upon the equivalent ticket value of similar fares on United and amounts paid to other airlines for miles. The initial revenue deferral is presented as “Mileage Plus deferred revenue” on our consolidated statements of financial position. When recognized, the revenue related to the air transportation component is classified as “passenger revenues” in our consolidated statement of operations.

Marketing-related element. The amount of revenue from the marketing-related element is determined by subtracting the fair value of the air transportation from the total sales proceeds. The residual portion of the sales proceeds related to marketing activities is recognized when miles are awarded. This portion is recognized as “Other operating revenues” in our consolidated statement of operations in the periods miles are awarded to customers, which is when the earnings process is complete.

The Company received cash proceeds of $970 million and $891 million in 2007 and 2006, respectively, for the sale of miles to non-airline third parties. We recorded $302 million and $292 million in “Other revenue” in 2007 and 2006, respectively, from miles sold to non-airline third parties. With the exception of our co-branded credit card partner, miles sold to non-airline third parties are typically awarded to customers of those third parties in the same period, which results in the recognition by the Company of “Other revenue” for the residual marketing-related element of those sales. Miles sold to our co-branded credit card partner are purchased in advance and are awarded to their customers in subsequent periods. As noted above, the air transportation element of the mile is transferred from “Advance purchase of miles” to “Mileage Plus deferred revenue” and “Other revenue” is recorded for the marketing-related element when those miles are awarded to the co-branded partner’s customers. The revenue related to the air transportation element is recorded in future periods in accordance with the Company’s Mileage Plus deferred revenue accounting policy.

Note 2(h) Mileage Plus Awards
9.	Please tell us why you believe it is appropriate to recognize revenue related to expected expired miles over the expiration period of the miles rather than upon expiration or in proportion to actual mileage redemptions.

When we exited bankruptcy in early 2006, we adopted fresh start reporting, which required us to record our Mileage Plus deferred revenue obligation on our balance sheet at fair value on the date of exit from bankruptcy. In addition, as part of fresh start reporting, we adopted a new, deferred revenue method of accounting for our Mileage Plus frequent flyer program. Our new deferred revenue accounting policy also required us to adopt an accounting policy to recognize revenue for expired miles.

The Company believes that its new policy to recognize revenue from expired miles over the expiration period of the miles was appropriate in 2006, because the expiration period represented the Company’s best estimate of the customer redemption period for these miles. The Company used historical data to determine an estimated expiration rate and an estimated period from when a mile is earned to when it is used or deactivated (“redemption period”). The average redemption period approximated 36 months so the Company used the expiration period, which was also 36 months, to recognize revenue for miles expected to expire. The number of miles redeemed or deactivated has been relatively consistent from month to month and accordingly revenue was recognized ratably over the redemption period.

In 2007, we announced a new policy that miles in Mileage Plus accounts with 18 months of inactivity would expire, effective December 31, 2007. Accordingly, we changed the expiration revenue recognition period to 18 months in accordance with our existing accounting policy. The Company determined that it should continue to follow its existing accounting policy during the transition period from announcement of the new policy to the effective date, because leaving the recognition period unchanged at 36 months and the estimated expiration rate unchanged would have significantly understated the incremental number of miles that would subsequently be deactivated due to the shortened expiration period.

10.	Please tell us and revise your policy to disclose whether your liability for miles accumulated by customers through the purchase of travel includes miles in participants’ accounts who have not yet reached minimum levels of mileage credits necessary for awards.

The Company measures its deferred revenue obligation using all awarded and outstanding miles, regardless of whether or not the customer has accumulated enough miles to redeem an award. Eventually these customers will accumulate enough miles to redeem awards, or their accounts will deactivate after a period of inactivity, in which case the Company will recognize the related revenue through its revenue recognition policy for expired miles.

In future filings, we will update our accounting policy disclosure to provide this additional information.

11.	We note that in early 2007 you announced a change in your policy to cancel all miles in accounts that were inactive for 18 consecutive months as of December 31, 2007. Please tell us how you allocated the $246 million adjustment to each of the four quarters in 2007. In addition, please tell us what consideration you gave to changes in breakage assumptions, such as for customers who might accelerate usage of miles prior to the announced expiration date.

When we exited bankruptcy in early 2006, we adopted fresh start reporting, which required us to record our Mileage Plus deferred revenue obligation on our balance sheet at fair value on the date of exit from bankruptcy. In addition, as part of fresh start reporting, we adopted a new, deferred revenue method of accounting for our Mileage Plus frequent flyer program. Our new deferred revenue accounting policy also required us to adopt an accounting policy to recognize revenue for expired miles. This policy is described in our response to comment 9 above.

In January 2007, we announced a new policy that miles in Mileage Plus accounts with 18 months of inactivity would expire on or after December 31, 2007. Previously, Mileage Plus accounts were deactivated after 36 months of inactivity. The Company recorded and disclosed the following operating revenue benefits from the change in the Mileage Plus expiration period:

Quarter Recognized	Amount (in millions)
First	$28 (a)
Second	$47
Third	$50
Fourth	$121
Total — 2007	$246

(a)	The first quarter only included two months of breakage impact, because the announcement of the policy change did not occur until January 2007.

The Company made a change in estimate in the first quarter of 2007 when the expiration period for miles was changed from 36 to 18 months, as noted in our response to comment 9. At that time, the Company began to recognize expiration revenue for miles over the shorter 18-month expiration period in accordance with our established policy. This change shortened the recognition period for those miles that would have expired subsequent to December 31, 2007 under the 36-month expiration period, but now would expire at that date, and accelerated the recognition of breakage revenue for those miles that would not expire at December 31, but would expire at 18 months of inactivity thereafter. The Company did not change the estimated percentage of miles expected to be deactivated as a result of the shortened expiration period, because the historical breakage rate was the minimum expected actual rate. Although we estimated the breakage rate would increase significantly, adequate data was not available to support such a change.
The impact of this change in estimate was recorded in the financial statements prospectively over the new shorter expiration period in accordance with FASB Statement No. 154, Accounting Changes and Error Corrections — A Replacement of APB Opinion 20 and FASB Statement No. 3 (“SFAS 154”). This change in estimate accounted for the entire benefit reported for the first, second, and third quarters and approximately $55 million of the fourth quarter benefit. We therefore recognized expiration revenue resulting from the impact of the Mileage Plus program change on a quarterly basis consistent with our accounting policy described in our response to comment 9.
The remaining $66 million of benefit reported in the fourth quarter was a result of the actual number of miles deactivated from customer accounts being in excess of the Company’s original estimate. During 2007, we considered several factors related to potential changes in customer behavior to determine the Company’s best estimate of the number of miles expected to be deactivated as of December 31, 2007. Our analysis showed that minor changes in certain customer behavior, such as rates of account reactivation, could have had a significant impact on the amount of breakage revenue realized in the 2007 reporting periods. Management concluded we could reliably estimate the low end of actual breakage that would occur at December 31, 2007 given our historical data; however, we could not reliably estimate higher breakage given the high level of uncertainty in actual relevant customer behavior changes such as the number of customers that would accelerate redemptions or reactivate their accounts through other means. Therefore, this amount was recorded using actual data at the end of the year.
Note 12: Debt Obligations, page 117
12.	Please explain to us and revise to disclose in greater detail your accounting for your obligations with respect to EETC’s. Explain to us the structure of the agreement with the Trustee relating to the EETC’s and provide the analysis performed pursuant to FASB Interpretation No. 46(R) which supports your conclusion that the company is not the primary beneficiary of a variable interest entity, therefore, precluding consolidation. Please ensure that your revised disclosure focuses on the substance of the EETC’s in addition to their legal form.

EETC Structure Overview
In order to reduce its borrowing costs, United established a trust structure which is described below.
The following diagram illustrates the structure of the offering of the EETCs.

(1)	Each aircraft is subject to a separate indenture with a separate loan trustee.

(2)	The initial amount of the Liquidity Facility, which is provided by a third party, for each of the Class A and Class B certificates will cover up to three consecutive semiannual interest payments with respect to the certificates of the related pass through trust. There is no Liquidity Facility for the Class C certificates.

Three certificate classes (A, B and C) are included in the structure. Each class of pass through certificates represents 100% of the fractional undivided interest in the corresponding pass through trust. Generally, Class C is subordinated to Classes A and B and Class B is subordinated to Class A. The only assets of each trust (other than the intercreditor agreement for all classes and the liquidity facility for classes A and B) are the related United equipment notes (Series A, B or C).
When United formed the pass through trusts, the Company did not contribute any assets or liabilities or obtain equity interests in the trusts. Each pass through trust initially sold certificates to third party purchasers that were unrelated to UAL and United. The proceeds from the sale of the pass through certificates of each pass through trust were used by the respective pass through trustee to purchase equipment notes issued by United. The equipment notes are secured by specified aircraft owned by United, which represent the only recourse available to the trusts in the event of a default by United (other than the liquidity facility described above).
The pass through trustee distributes all payments of principal and interest as well as the prepayment premium, if any, received from United on the equipment notes held in each pass through trust to the holders of the certificates of that pass through trust. Distributions are subject to the subordination provisions applicable to the certificates.
Under the liquidity facility for the Class A Trust and the Class B Trust, the liquidity provider will, if necessary, make advances in an aggregate amount that is expected to be sufficient to pay an amount equal to the interest on the certificates of the related trust on up to three successive semiannual regular distribution dates at the interest rate for the equipment notes held in such trust. The financing structure described above includes an intercreditor agreement among the trustees, the liquidity provider and the subordination agent. The intercreditor agreement indicates the rights of the certificate holders in the event of a United default with respect to its equipment note obligations. The intercreditor agreement describes, among other things, the controlling trustee and the manner and order in which distributions will be made to certificate holders.
Initial Accounting Analysis
The Company considered the guidance of FASB Interpretation No. 46(R), Consolidation of Variable Interest Entities (“FIN 46R”) and FASB Staff Position FIN 46R-6, Determining the Variability to Be Considered in Applying FASB Interpretation No. 46(R) (“FSP 46-6”). As described above, to facilitate the EETC financing, United formed three trusts without obtaining an equity interest in the trusts. An overview of the Company’s accounting analysis is described below:
1.	The Company assessed whether the trusts would qualify for one of the scope exceptions listed in paragraph 4 of FIN 46R and determined that the trusts did not qualify for any of the scope exceptions.

2.	The Company determined that the trusts meet the definition of a variable interest entity.

3.	The Company evaluated whether there is an implicit or explicit arrangement that absorbs variability from the trusts. Based on our analysis, as described below, the Company determined that it did not absorb variability of the trusts and that it did not have a variable interest in the trusts. Therefore, the Company is not required to consolidate the trusts under FIN 46R.
The Company considered the guidance in FSP 46-6 to evaluate the trusts’ variability to be considered in applying FIN 46R. The Company evaluated the design of the trusts, including (1) the nature of the risk in the trusts and (2) the purpose for which the trusts were created and the variability that the trusts are designed to create and pass along to their variable interest holders.

Risks Associated with the Trusts
We evaluated the potential risks of the trusts and determined that the trusts were subject to credit risk and interest rate risk (including prepayment risk). The creators of variability in the trusts are the notes receivable from United. The primary risk of the trusts is credit risk (i.e. the risk that United, the issuer of the equipment notes, may be unable to make its principal and interest payments).
United did not invest in or obtain a financial interest in the trusts. Rather, United has an obligation to make its interest and principal payments on its equipment notes held by the trusts. By design, United was not intended to have any voting or nonvoting equity interest in the trusts and United was not intended to absorb any variability from the trusts. All of the beneficial interests in the trusts were issued in the form of certificates, with each certificate representing a fractional undivided interest.
Purpose of the Trusts and Mechanisms to Pass-on Variability
The primary purpose of the trusts is to:
1.	Enhance the credit worthiness of United’s debt obligations through certain bankruptcy protection provisions, a liquidity facility, and improved loan-to-value ratios for more senior debt classes. These credit enhancements lower United’s total borrowing cost.

2.	Receive principal and interest payments on the equipment notes purchased by the trusts from United, and remit these proceeds to the trusts’ certificate holders.
As described above, the trusts were not designed to pass along variability to United. The trusts’ primary risk exposure is United’s credit risk, which is created by United and must be entirely absorbed by the trusts and, therefore, the trusts’ certificate holders and providers of the liquidity facility.
Further, paragraph B17 of FIN 46R states, in part, that “assets held by an entity almost always create variability and, thus, are not variable interests...” The United equipment notes represent the primary assets of the trusts and create the primary risk of the trusts (i.e. credit risk). Because the equipment notes represented United’s only involvement with the trusts, United was not a variable interest holder, and United was not required to consolidate the trusts.
UAL has guaranteed United’s obligations to the trust and we evaluated this guarantee to determine whether it would represent a variable interest in the trusts. Because the parent guarantee effectively subjects UAL to the credit risk of its consolidated subsidiary (i.e. United) and acts as a guarantee of its own performance, it does not expose UAL to any variability of the trusts. That is, the existence of the guarantee does not make UAL a variable interest holder in the trusts; and, therefore, UAL cannot be the primary beneficiary of the trusts.
Subsequent Accounting Analysis — United Acquires Trust Certificates
Subsequent to the initial creation of the trusts and issuance of interests in the trusts, United made open market purchases of certain recently-issued trust certificates. These open market purchases were financing decisions made by the Company based on its excess cash position at the time and favorable market prices for the trusts’ certificates.
United’s acquired financial interest is less than 50% of the total interest of any trust; however, United’s acquisition of the certificates created an additional factor for United to consider in its evaluation of whether it is required to consolidate the trusts under FIN 46R. United’s open market purchases created a financial interest in the trusts, and therefore, a potential variable interest in the trusts.

The Company considered paragraph B7 of FIN 46R and determined that its interests in the trusts created from the open market purchases are not variable interests because United’s interests are not at risk. Paragraph B7 states, in part:
Equity investments in a variable interest entity are variable interests to the extent they are at risk...If an entity has a contract with one of its equity investors (including a financial instrument such as a loan receivable), a reporting enterprise applying this Interpretation to that entity should consider whether that contract causes the equity investor’s investment not to be at risk. If the contract with the equity investor represents the only asset of the entity, that equity investment is not at risk.
The equipment notes issued by United and any associated cash or receivables are the only assets of the trusts and represent an obligation to the trusts. United obtained financial interests in the trusts through open market purchases of certain pass through certificates. Therefore, United’s trust financial interests are offset by United’s equipment notes obligation to the trusts. From an FSP 46-6 risk-based perspective, United’s pass through certificate ownership effectively exposes it to its own credit risk. Because of this offsetting nature, United’s certificate ownership and its obligation to the trusts should be considered together for purposes of the FIN 46R assessment.
Because of the netting of United’s financial interests in the trusts against United’s equipment notes obligation to the trusts, United does not have any financial interests at risk and does not absorb any variability of the trusts. Therefore, its interests in the trusts are not variable interests. As noted above, Trust A and Trust B also have liquidity provisions; however, the existence of these provisions does not create additional variability in the trusts; rather, the liquidity facility absorbs the variability related to United’s credit risk
We will update the Debt Obligations footnote in our future Form 10-K filing to disclose the key aspects of the EETC structure and our FIN 46R considerations. Specifically, we will disclose the following: The trusts issued certificates, with each certificate representing a fractional undivided interest, to third parties. The trusts’ proceeds from the issuance of these certificates were used to purchase equipment notes, which were issued by United and are secured by certain of United’s aircraft. United’s only obligations to the trusts are to pay future interest and principal required by these equipment notes. The trusts’ (and therefore the trust certificate holders) recourse is against the related aircraft. United’s equipment notes create variability in the trusts’ assets. United does not absorb variability from the trusts. Based on this structure United does not hold a variable interest in the trusts, and therefore does not consolidate the trusts under FIN 46R.

Form 10-Q for the Interim Period Ended June 30, 2008
Condensed Statements of Consolidated Financial Position, page 5
13.	We note that despite an increase of approximately 50% in the receivables balance, the allowance for doubtful accounts increased less than 5%. Please tell us the reason(s) for the increase in receivables balance, and how you determined that the amount reserved for doubtful accounts is appropriate as of June 30, 2008.

The Company typically generates most of its accounts receivable balance from ticket sales to customers. Customers are charged for tickets at the time of sale, which is in advance of actual air travel. Credit card transactions are electronically authorized when the ticket sale occurs; however, the actual payment from the credit card company to United is delayed several days to approximately one week, thereby creating a receivable. The same delay occurs for cash sales made by travel agencies, as the customer has paid the agency but the payment from the agency to United can be delayed from several days to several weeks. The existing allowance for doubtful accounts for both periods primarily relates to non-transportation receivable balances. Minimal allowance for doubtful accounts is required for transportation related receivables because of the high creditworthiness of the counterparties, including credit card processors, which are large, stable financial institutions.

The increase in accounts receivable from December 31, 2007 to June 30, 2008 is primarily related to an approximate $250 million increase in fuel hedge receivables and an approximate $200 million increase from additional unpaid ticket sales. We believe the fuel hedge receivable is fully collectible based on our assessment that there was very low counterparty credit risk. Each year the “Advance ticket sales” balance and the related receivable balance are substantially higher as of June 30 as compared to the prior December 31 due to seasonality of air travel demand. A 38% increase in receivables over the comparable year-ago period (December 31, 2006 to June 30, 2007) was consistent with the comparable 2008 increase of 50%, reflecting the higher travel demand during the summer months. We review accounts receivable aging schedules, customer credit issues/bankruptcies and other relevant factors to determine the appropriate allowance for doubtful accounts in each accounting period. Based on these factors, we concluded that the amount reserved for doubtful accounts was appropriate at June 30, 2008.

Other
14.	We note that on July 22, 2008, you announced that you had reached an agreement in principle with Chase Bank to extend the term of your agreement with them. We also note that as part of the transaction, you will receive a payment of $600 million from Chase, which relates to the advance purchase of frequent flyer miles and the extension of the contract. Please tell us how you plan to account for this transaction, including how amounts will be allocated among elements of the arrangement such as extension of the contract, the transportation element of the miles sold and any marketing component.

The Company is still in the process of evaluating the accounting for its proposed new agreement with Chase Bank, which at the date of this letter is still an agreement in principle, the exact terms of which are still subject to ongoing negotiation. We will complete our accounting analysis of this agreement by the filing of our third quarter report on Form 10-Q, provided all terms of the agreement are finalized by that date.

In connection with responding to the Staff’s comments, the Company acknowledges that:
•	We are responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please direct any further questions or comments you may have regarding this filing to the undersigned at (312)997-8111 or David Wing, Vice President and Controller of United, at (847)700-6194.
Sincerely,
/s/ Frederic F. Brace
Frederic F. Brace
Executive Vice President and
Chief Financial Officer

cc:	Glenn F. Tilton Paul R. Lovejoy